UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, May 13th, 2013

Results for the first quarter ended on March 31st, 2013

Pampa Energía S.A. (‘Pampa’ or the ‘Company’) announces the results for the quarter ended on March 31st, 2013.

Stock Information
Buenos Aires Stock Exchange Ticker: PAMP

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces the results for the quarter ended on March 31st, 2013:

New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

Consolidated sales revenues of AR$1,392.0 million[1] for the quarter ended on March 31, 2013, 2.6% lower than the AR$1,428.5 million for the same period of 2012, mainly explained by a decrease of 25.1% (AR$175.2 million) in the generation segment, partially offset by increases of 17.8% (AR$126.6 million) and of 0.7% (AR$0.3 million) in the distribution and the holding and others segments, respectively.

For further information, contact:

Ricardo Torres

CEO

Mariano Batistella

Special Projects, Strategic Planning and
Investor Relations Officer

Lida Wang

Investor Relations and
Special Projects Associate

Tel +54-11-4809-9500

investor@pampaenergia.com

www.pampaenergia.com/ri

Adjusted Consolidated EBITDA[2] of AR$(118.6) million, compared to AR$177.3 million for the same period of 2012, mainly due to decreases of AR$194.5 million in generation and AR$109.1 million in distribution, which were partially offset by increases of AR$2.1 million in the transmission segment and AR$5.6 million in holding and others.

Consolidated loss under IFRS of AR$606.0 million in the first quarter ended on March 31, 2013, of which a loss of AR$386.6 million are attributable to the owners of the Company, compared to a AR$47.2 million loss attributable to the owners of the Company in the same period of 2012, mainly explained by the net losses from our generation, transmission and distribution segments (AR$84.6 million, AR$10.2 million and AR$353.4 million, respectively), partially offset by a profit of AR$61.7 in holding and others segment.

1 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’. For more information, please refer to section 4 of this Earnings Release.

2 Adjusted Consolidated EBITDA represents the consolidated results for continuing activities before net financial results, income taxes, depreciation, amortization, reserve directors options, and non-controlling interests, including PUREE proceeds and other collections, impairments and other adjustments related to IFRS. For more information, please refer to section 4 of this Earnings Release.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	1
Argentina

1.     Relevant Events

1.1     Debt Operations of Our Subsidiaries

1.1.1   Issuance of Short Term Notes (‘VCPs’)

On March 27, 2013, under the global short-term debt Program up to an amount of AR$200 million or its equivalent in other currencies, Petrolera Pampa issued two series of VCPs:

•            Series V, for an amount of AR$77.8 million, which accrue interest at Badlar plus 2.99%. Principal will be repaid in a single bullet payment 12 months as from the date of issuance and interest is payable on a quarterly basis; and

•            Series VI (Dollar Link), for an amount of US$4.3 million, which accrue a fixed interest of 0.01% and an initial exchange rate of AR$5.1077 for each US$1. Principal will be repaid in a single bullet payment 12 months as from the date of issuance and interest is payable on a quarterly basis.

1.2     Closing of Sale of Empresa Distribuidora de Energía Norte (‘Eden’)

On April 5, 2013, Edenor closed the sale of AESEBA S.A. Through this transaction, Servicios de Distribución Eléctrica Buenos Aires Norte S.L. acquired the shares representative of 100% of the share capital and voting rights of AESEBA, company holder of 90% of the share capital and voting rights of Eden.

1.3     Central Térmica Loma de la Lata (‘CTLLL’)’s Expansion Project

1.3.1   Claim Update Related to Arbitrage with CTLL’s Contractor Company

Regarding the arbitration process that CTLL holds with the expansion project contractor, ‘Isolux Corsán Argentina S.A. – Tecna Estudio y Proyectos de Ingeniería S.A. e Isolux Ingeniería S.A. y Tecna Proyectos y Operaciones S.A.’ (the ‘Contractor’), on March 27, 2013 according to the regulations of the International Chamber of Commerce, both parties filed their memorials supporting their lawsuits.

The Contractor quantified its claims in US$97.5 million whereas CTLL updated its claim amount to US$148.2 million, without including other damages suffered due to the breach of contract.

1.3.2   Compensation Claim to CTLL’s Insurance Companies

In relation to the accident occurred on November 14, 2012, as of the release of this earnings report, CTLL collected an amount of AR$40.5 million as advance payment to be taken into account for future insurance compensation.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	2
Argentina

1.4     Resolution No. 250/13 by the Secretariat of Energy (‘SE’)

On May 9, 2013, Edenor was notified of the Resolution SE No. 250/13 that, among other matters, would allow Edenor to offset the debt registered under Programa de Uso Racional de Energía Eléctrica (‘PUREE’) (approximately AR$1,483.3 million pursuant to such Resolution) with the credits that Edenor is entitled according to the Costs Monitoring Mechanism (‘CMM’), established under the Adjustment and Renegotiation Agreement of Concession, which credits were not recognized until February of 2013 (approximately AR$2,237.8 million pursuant to such Resolution). Moreover, the Resolution instructs CAMMESA to issue ‘Sale Settlements with Maturity Dates To Be Determined’ in an amount equal to the surplus from the aforementioned compensation, and authorizes CAMMESA to receive them as partial payment for the debt owned by Edenor to CAMMESA as of the date of issuance of the Resolution.

The text and impact of said Resolution are being analyzed by Edenor. Upon initial analysis, an implication of this Resolution would be that the negative shareholders’ equity recorded under the company’s Financial Statements as of March 31, 2013, would be reversed.

1.5 |  Negative Shareholders’ Equity in Edenor. Listing Suspension and Resume of Edenor’s Shares

On May 9, 2013, the Board of Directors of Edenor approved the financial statements corresponding to the quarter ended on the March 31, 2013, in which registered a negative shareholder’s equity amount of ARS$92.3 million.

In consequence, the public listing of Edenor’s shares was suspended until May 13, 2013 by the Buenos Aires Stock Exchange (‘BCBA’), which through Resolution No. 1/2013 revoked the listing suspension.

1.6 |  Resolution No. 95/2013: New Remuneration Scheme and Other Modifications to the Wholesale Electricity Market (“WEM”)

On March 26, 2013, it was published the Resolution No. 95/2013, in which established a new remuneration scheme in force for the whole generation sector, except certain power plants and electricity sold under contracts with differential remuneration, regulated by SE. The new remuneration scheme sets three items and the following prices:

•           Fixed Costs: a new range between AR$12 and 53/MW-hrp (depending on generation’s technology, historical availability and target);

•           Variable Costs: a new range between AR$17 and 57/generated MWh (depending on generation’s technology and fired fuel); and

•           Additional Remuneration: thermal generators will obtain an additional payment of AR$12.5/MWh, while hydro units will obtain AR$90/MWh, which 30%/40% will be destined to a trust for financing new infrastructure projects in the electricity sector.

Regarding the payment priority, it was established that the Fixed Costs, Variable Costs and Additional Remuneration which are settled directly to the generators, as well as the recognition of fuel costs, will be equaled to the priority of section e), while additional remuneration destined to the trust will hold the same priority as section c), all contemplated in Resolution No. 406/03.

Moreover, the Resolution suspends the incorporation, extension and renewal of new term market contracts (‘MAT’), with exception of those set under differential remuneration scheme. However, contracts in force as of Resolution’s issuance date will be continued to be administered by CAMMESA until its maturity. Once said contracts are expired, Large Users shall directly acquire electricity to CAMMESA, set forth by SE’s conditions.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	3
Argentina

However, the effective application to each generator agent requires that such agent desist from any and all administrative or judicial procedures initiated, and shall renounce any right to initiate or promote any administrative or judicial procedure. As of March 31, 2013, the Company and its generation subsidiaries registered as Sale Settlements with Maturity Dates To Be Determined, including accrued interests, for an amount of AR$433.3 million.

As of the date of issuance of this earnings release, Pampa is analyzing the implications of this Resolution, and therefore has not yet ceased any administrative or judicial procedure.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	4
Argentina

2.     Financial Highlights

2.1 |  Consolidated Balance Sheet (AR$mm)

	As of 03.31.13	As of 12.31.12
ASSETS
Property, plant and equipment	6,118.0	6,016.9
Intangible assets	936.5	1,808.5
Biological assets	2.0	2.0
Participation in joint businesses	183.3	192.3
Participation in associates	138.1	132.5
Financial assets with a results changing fair value	322.2	303.8
Deferred tax assets	149.8	87.5
Trade receivable and other credits	408.8	422.1
Total non-current assets	8,258.5	8,965.6

Inventories	68.9	103.3
Biological assets	0.7	0.5
Assets on construction	-	84.5
Financial assets with a results changing fair value	91.6	113.4
Trade receivable and other credits	1,445.1	1,541.5
Cash and cash equivalents	484.7	279.9
Total current assets	2,091.0	2,123.1

Assets classified as held for sale	1,407.3	235.2

Total assets	11,756.8	11,323.9

	As of 03.31.13	As of 12.31.12
EQUITY
Share capital	1,314.3	1,314.3
Share premium	1,018.4	1,018.4
Director's options reserve	252.6	250.4
Retained earnings	(1,158.4)	(771.8)
Other comprehensive results	(10.8)	(10.8)
Equity attributable to owners of the parent	1,416.2	1,800.5

Non-controlling interests	311.6	529.8

Total equity	1,727.7	2,330.3

LIABILITIES
Accounts payable and other liabilities	2,368.6	2,231.2
Borrowings	2,379.4	2,218.5
Deferred revenues	34.4	264.4
Salaries and social security payable	18.9	17.5
Defined benefit plan obligations	92.3	120.9
Deferred tax liabilities	504.4	628.9
Tax payable	47.7	46.8
Provisions	82.4	85.5
Total non-current liabilities	5,528.0	5,613.7

Accounts payable and other liabilities	2,061.6	1,688.0
Borrowings	799.1	790.9
Salaries and social security payable	385.1	447.9
Defined benefit plan obligations	8.3	21.8
Tax payable	287.5	263.8
Provisions	7.1	11.7
Total current liabilities	3,548.6	3,224.1

Liabilities classified as held for sale	952.5	155.8

Total liabilities	10,029.1	8,993.6

Total liabilities and equity	11,756.8	11,323.9

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	5
Argentina

2.2 |  Consolidated Income Statements (AR$mm)

	1st Quarter
	2013	2012
Sales revenue	1,392.0	1,428.5
Cost of sales	(1,492.9)	(1,261.7)
Gross profit	(100.9)	166.8

Selling expenses	(127.3)	(83.1)
Administrative expenses	(120.4)	(102.2)
Other operating income	43.1	55.8
Other operating expenses	(17.5)	(19.7)
Results for participation in joint businesses	(10.2)	(5.2)
Results for participation in associates	5.5	2.1
Impairment of property, plant and equipment	-	-
Impairment of intangible assets	-	-
Gain for acquisition of companies	-	-
Operating income	(327.6)	14.4

Financial income	33.8	19.3
Financial costs	(194.6)	(130.8)
Other financial results	(62.3)	(26.7)
Financial results, net	(223.1)	(138.2)

Profit before tax	(550.8)	(123.8)

Income tax and minimum expected profit tax	72.8	12.5

Net income for continuing operations	(478.0)	(111.3)

Discontinued operations	(128.0)	40.0

Net income for the period	(606.0)	(71.4)

Attributable to:
Owners of the Company	(386.6)	(47.2)
Continuing operations	(299.9)	(68.2)
Discontinued operations	(86.7)	21.0
Non-controlling interests	(219.4)	(24.2)

Net income for the period attributable to the owners of the Company (AR$ per share):
Basic and diluted income for continuing operations per share	(0.2281)	(0.0519)
Basic and diluted income for discontinued operations per share	(0.0660)	0.0160

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	6
Argentina

3.     Operations’ Summary

3.1 |  Generation Segment

The following table shows the performance of Pampa’s generation segment assets:

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG[1]	CTLLL[2]	CPB	CTP
Installed Capacity (MW)	265	388	361	553	620	30	2,217
Market Share	0.9%	1.2%	1.2%	1.8%	2.0%	0.1%	7.1%

First Quarter
Net Generation 1Q13 (GWh)	202	136	394	147	399	38	1,316
Market Share	0.6%	0.4%	1.2%	0.5%	1.3%	0.1%	4.2%
Sales 1Q13(GWh)	279	201	537	319	535	38	1,909

Net Generation 1Q12 (GWh)	222	160	457	894	717	31	2,482
Variation Net Generation 1Q13 - 1Q12	-9.3%	-14.8%	-13.9%	-83.5%	-44.3%	+21.6%	-47.0%
Sales 1Q12 (GWh)	302	230	635	895	906	31	2,999

Average Price 1Q13 (AR$ / MWh)	161.3	176.6	236.0	264.6	406.8	391.2	274.6
Average Gross Margin 1Q13 (AR$ / MWh)	66.0	48.9	46.9	-163.7	-39.4	213.9	-6.1
Average Gross M argin 1Q12 (AR$ / MWh)	60.0	54.6	52.7	105.8	8.0	181.1	57.3

Note: Gross Margin before amortization and depreciation.

¹ CTG includes results for Powerco. ² The installed capacity of CTLLL includes 178 MW of the combined cycle that began commercial operations on November 1, 2011, for 165 MW.

The electricity generation for the first quarter of 2013 was 47.0% lower than the same period of 2012, mainly due to: (i) the out of service since November 2012 in CTLL’s steam turbine, caused by technical problems and the consequently open cycle generation mode for gas turbines, which has a lesser dispatch priority in the system; (ii) lower availability in CTG and CPB; and (iii) lower electricity dispatch in HIDISA and HINISA due to less water level compared to the same period of 2012.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	7
Argentina

3.2 |  Distribution Segment

The following table shows a summary of the electricity sales and clients of Pampa’s distribution assets, comprised only by Edenor since 2013:

							Variation
Type of Customer	2013			2012			% GWh	% Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
First Quarter
Residential	2,030	39%	2,383,293	2,154	41%	2,360,588	-5.8%	1.0%
Commercial	907	18%	343,374	888	17%	338,857	2.2%	1.3%
Industrial	882	17%	6,205	872	17%	6,067	1.2%	2.3%
Wheeling System	1,096	21%	710	1,063	20%	695	3.1%	2.2%
Others
Public Lighting	154	3%	22	147	3%	22	4.6%	0.0%
Shantytowns and Others	80	2%	378	85	2%	378	-5.6%	0.0%
Total	5,150	100%	2,733,982	5,209	100%	2,706,607	-1.1%	1.0%

The electricity sold in GWh during the first quarter of 2013 decreased by 1.1% compared to the same period of 2012, while the number of clients of Edenor raised by 1.0%.

We highlight that for the first quarter of 2012, the sales of electricity of Emdersa and Eden are not included since those companies were sold (or currently available for sale) and are no longer part of our distribution operations.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	8
Argentina

4.     Analysis of the First Quarter 2013 Results Compared to the Same Period of 2012

Consolidated sales revenues of AR$1,392.0 million for the quarter ended on March 31, 2013, 2.6% lower than the AR$1,428.5 million for the same period of 2012, mainly explained by a decrease of 25.1% (AR$175.2 million) in the generation segment, partially offset by increases of 17.8% (AR$126.6 million) and of 0.7% (AR$0.3 million) in the distribution and the holding and others segments, respectively.

Adjusted Consolidated EBITDA of AR$(118.6) million,  compared to AR$177.3 million for the same period of 2012, mainly due to decreases of AR$194.5 million in generation and AR$109.1 million in distribution, which were partially offset by increases of AR$2.1 million in the transmission segment and AR$5.6 million in holding and others.

Consolidated loss under IFRS of AR$606.0 million in the first quarter ended on March 31, 2013, of which a loss of AR$386.6 million are attributable to the owners of the Company, compared to a AR$47.2 million loss attributable to the owners of the Company in the same period of 2012, mainly explained by the net losses from our generation, transmission and distribution segments (AR$84.6 million, AR$10.2 million and AR$353.4 million, respectively), partially offset by a profit of AR$61.7 in holding and others segment.

Adjusted Consolidated EBITDA Calculation

From January 1, 2012, and according to the CNV requirements for companies in the public offering either by their capital or their bonds, Pampa Energía and certain subsidiaries’ financial statements are published under IFRS standards. The following table shows the calculation of the Adjusted Consolidated EBITDA:

In AR$mm	1Q13	1Q12
Consolidated operating income	(327.6)	14.4
Consolidated depreciations and amortizations	89.0	95.4
Consolidated EBITDA under IFRS standards	(238.6)	109.8

Adjustments from generation segment:
CTLL's collection from insurance compensation	(37.4)	(32.7)
Adjustments from transmission segment:
Instrumental Agreement	17.1	4.1
Consolidation effects from participation in joint businesses	7.9	11.9
Operating result from transmission segment	(21.5)	(16.1)
Depreciations and amortizations from transmission segment	10.2	10.4
Results for Fourth Line Project	9.0	12.3
Results for participation in joint businesses	10.2	5.2
Adjustments from distribution segment:
PUREE penalty system	129.7	78.8
Delay charges	8.2	7.6
Adjustments from holding and others segment:
Results for participation in associates	(5.5)	(2.1)

Consolidated adjusted EBITDA	(118.6)	177.3

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	9
Argentina

4.1 |  Analysis of Generation Segment

	1st Quarter
Generation Segment, Consolidated (AR$mm)	2013	2012	∆ %
Sales revenue	523.9	699.1	-25.1%
Cost of sales	(554.4)	(556.2)	-0.3%

Gross profit	(30.5)	142.9	NA

Selling expenses	(12.4)	(11.5)	+7.5%
Administrative expenses	(31.5)	(25.6)	+22.9%
Other operating income	38.6	34.0	+13.5%
Other operating expenses	(2.3)	(2.9)	-23.4%

Operating income	(37.9)	137.0	NA

Finance income	15.4	13.4	+15.2%
Finance costs	(49.7)	(62.7)	-20.7%
Other financial results	(45.3)	0.2	NA

Profit before tax	(117.5)	87.8	NA

Income tax and minimum expected profit tax	40.9	(28.5)	NA

Total income for the period	(76.6)	59.3	NA

Attributable to:
Owners of the Company	(84.6)	47.2	NA
Non-controlling interests	8.0	12.0	-33.2%

Adjusted EBITDA	(55.0)	139.5	NA

•         During the first quarter of 2013, the gross margin from our generation segment recorded a loss of AR$30.5 million, a decrease of AR$173.4 million compared to the same period in 2012, mainly due to CTLL’s steam turbine out of service, forced unavailability in our thermal units of CTG and CPB and minor dispatch in our hydraulic units.

•         Selling and administrative expenses rose AR$6.7 million during first quarter of 2013 compared to the same period of 2012, due to cost increases, relocation of employees and higher local tax charges.

•         The higher AR$30.5 million losses in net financial results compared to 1Q12 mainly responds to a higher net exchange rate differences caused by devaluation of local currency against US Dollar, currency which CTLL and part of CTG’s Bond Notes are denominated and to the adjustment of the consolidated CAMMESA’s credits at present value.

•         The adjusted EBITDA does not include the amount recovered from insurance companies related to the accident in CTLL, being AR$37.4 million during the first quarter of 2013, compared to AR$32.7 during the same period of 2012.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	10
Argentina

4.2 |  Analysis of Transmission Segment

	1st Quarter
Transmission Segment, Consolidated (AR$mm)	2013	2012	∆ %
Sales revenue	65.8	61.1	+7.6%
Cost of sales	(73.0)	(63.7)	+14.7%

Gross profit	(7.2)	(2.5)	+185.0%

Administrative expenses	(17.6)	(14.7)	+19.1%
Other operating income	1.3	1.2	+10.0%
Other operating expenses	(0.0)	(0.0)	-76.3%

Operating income	(23.5)	(16.1)	+45.9%

Finance income	21.6	18.0	+19.8%
Finance costs	(14.3)	(12.5)	+14.1%
Other financial results	(11.4)	(2.8)	NA

Profit before tax	(27.6)	(13.4)	+105.9%

Income tax and minimum expected profit tax	9.2	4.4	+109.1%

Net income for continuing operations	(18.4)	(9.0)	+104.4%

Discontinuated operations	(0.7)	(0.4)	+89.2%
Adjustment for non-controlling participation in joint businesses	8.9	4.1	+114.2%

Total income for the period	(10.2)	(5.2)	+95.5%

Attributable to:
Owners of the Company	(10.2)	(5.2)	+95.5%
Non-controlling interests	-	-	NA

Adjusted EBITDA	12.8	10.7	+19.9%

•         The first quarter of 2013 includes sales for AR$9.8 million, which corresponds to the application of Instrumental Agreements signed by SE and ENRE, compared to AR$2.6 million in the same period of 2012.

•         The loss in the operating margin of our transmission segment increased by 45.9% compared to the first quarter of 2012, mainly due to a raise in labor costs agreed with unions and higher operating costs.

•         Adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement for AR$17.1 million for the first quarter of 2013 vs. AR$4.1 million in the same period of 2012, plus AR$9.0 million for the Fourth Line Project, previously recorded in sales and currently under IFRS standards, in the line of financial results, compared to AR$12.3 million in the same period of 2012.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	11
Argentina

4.3 |  Analysis of Distribution Segment

	1st Quarter
Distribution Segment, Consolidated (AR$mm)	2013	2012	∆ %
Sales revenue	836.4	709.8	+17.8%
Cost of sales	(916.5)	(697.0)	+31.5%

Gross profit	(80.1)	12.8	NA

Selling expenses	(113.9)	(71.1)	+60.2%
Administrative expenses	(75.1)	(57.5)	+30.6%
Other operating income	3.3	17.8	-81.2%
Other operating expenses	(11.8)	(16.0)	-26.1%

Operating income	(277.6)	(114.0)	+143.6%

Finance income	19.3	7.7	+149.7%
Finance costs	(143.5)	(57.3)	+150.7%
Other financial results	(79.5)	(22.2)	+258.3%

Profit before tax	(481.3)	(185.7)	+159.2%

Income tax and minimum expected profit tax	30.5	41.6	-26.6%

Net income for continuing operations	(450.8)	(144.1)	+212.8%

Discontinued operations	(130.1)	40.0	NA

Total income for the period	(580.9)	(104.1)	NA

Attributable to:
Owners of the Company	(353.4)	(67.9)	NA
Non-controlling interests	(227.5)	(36.2)	NA

Adjusted EBITDA	(85.1)	24.0	NA

•         During the first quarter of 2013, net sales rose by 17.8% compared to 1Q12, mainly due to the application of ENRE’s Resolution No. 347/2012, which authorized Edenor to collect from its customers a fixed or variable amount, depending on the client category. Regarding this Resolution, during 1Q13 Edenor collected an approximate amount of AR$137.4 million. Moreover, the removal of subsidies to certain clients of Edenor had also a positive impact on its sales.

•         The cost of sales, administration and selling expenses, and other net operating results excluding energy purchases, rose by AR$206.7 million compared to the first quarter of 2012, mainly explained by a rise in operating, labor and third party costs.

•         Energy purchases grew 20.7% during 1Q13, mainly due to an increase in electricity purchase price, caused by subsidies removal and costs derived from mobile generation hiring.

•         Net financial losses increased AR$131.9 million in the 1Q13, mainly due to the higher net exchange rate difference as a result of local currency devaluation against US Dollar, and interest payable for CAMMESA’s commercial debt.

•         The adjusted EBITDA for our distribution segment includes collections carried out by Edenor from its clients in concept of the penalty system (‘PUREE’), of AR$129.7 million and late payment penalty for AR$8.2 million.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	12
Argentina

4.4 |  Analysis of Holding and Others Segment

	1st Quarter
Holding and Others Segment, Consolidated (AR$mm)	2013	2012	∆ %
Sales revenue	37.0	36.7	+0.7%
Cost of sales	(21.9)	(11.1)	+97.2%

Gross profit	15.0	25.6	-41.2%

Selling expenses	(1.0)	(0.5)	+106.3%
Administrative expenses	(17.1)	(33.6)	-49.1%
Other operating income	1.1	4.0	-71.2%
Other operating expenses	(3.4)	(0.8)	NA
Results for participation in associates	5.5	2.1	+167.3%

Operating income	0.1	(3.3)	NA

Finance income	1.3	0.2	NA
Finance costs	(3.5)	(12.9)	-72.5%
Other financial results	62.5	(4.7)	NA

Profit before tax	60.3	(20.7)	NA

Income tax and minimum expected profit tax	1.3	(0.6)	NA

Total income for the period	61.7	(21.2)	NA

Attributable to:
Owners of the Company	61.7	(21.2)	NA
Non-controlling interests	-	-	NA

Adjusted EBITDA	8.7	3.1	+181.1%

•         During the first quarter of 2013, the gross profit from our holding and others segment decreased by AR$10.6 million compared to the same period of 2012. This reduction is explained by a lesser gross margin in gas production and an increase in depreciations of Petrolera Pampa’s wells.

•         Selling and administrative expenses decreased by 46.8% compared to 1Q12, mainly due to employees relocation to the Generation companies.

•         The increase of AR$77.6 million in net financial results of 1Q13 are mainly explained by higher profit from holdings in CIESA and repurchase of Bond Notes.

•         The adjusted EBITDA for our holding and others segment does not include the earnings from participation in associates, which is from our direct participation in EPCA, holding 10% of Compañía de Inversiones de Energía S.A. (‘CIESA’).

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	13
Argentina

4.5 |  Quarterly Analysis by Subsidiary (AR$mm)

	1st Quarter 2013				1st Quarter 2012
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[4]
Generation Segment
Diamante	56.0%	7.1	(28.8)	4.2	56.0%	11.4	(17.8)	5.0
Los Nihuiles	47.0%	15.0	(31.0)	4.6	47.0%	17.9	(13.9)	7.6
CPB	100.0%	(27.6)	31.9	(18.5)	100.0%	(1.7)	166.7	(0.4)
CTG	92.3%	16.4	206.8	(2.8)	92.3%	24.3	200.5	3.0
CTLL[1]	100.0%	(73.4)	927.1	(75.7)	100.0%	82.5	1,037.9	27.7
CTP	78.6%	7.3	(11.7)	4.3	78.6%	4.9	(11.7)	3.2
Other companies & deletions[3]		0.1	(52.4)	(0.6)		0.2	(208.1)	1.1
Total Generation		(55.0)	1,041.8	(84.6)		139.5	1,153.6	47.2

Transmission Segment
Transener	26.3%	27.2	679.6	(35.7)	26.3%	17.4	579.4	(16.6)
Consolidation adjustment 50%		(13.6)	(339.8)	17.8		(8.7)	(289.7)	8.3
Adjustments & deletions[3]		(0.8)	(19.9)	7.6		2.0	(20.1)	3.1
Total Transmission		12.8	319.9	(10.2)		10.7	269.6	(5.2)

Distribution Segment
Edenor[1]	55.4%	(83.6)	1,300.2	(510.4)	55.4%	19.3	1,141.7	(90.7)
EASA[1]	100.0%	(31.8)	517.9	(68.8)	100.0%	6.6	429.5	(13.6)
Adjustments & deletions[3]		30.4	(519.7)	225.8		(1.9)	(369.8)	36.4
Total Distribution		(85.1)	1,298.5	(353.4)		24.0	1,201.4	(67.9)

Holding & Others Segment
Petrolera Pampa	100.0%	3.3	128.1	(8.6)	100.0%	10.0	75.3	(0.5)
Other companies & deletions[3]		5.4	133.8	70.3		(6.9)	466.2	(20.7)
Total Holding & Others		8.7	261.9	61.7		3.1	541.5	(21.2)

Deletions		-	(319.9)	-		-	(269.6)	-
Total Consolidated Amounts to the owners of the Company		(118.6)	2,602.2	(386.6)		177.3	2,896.6	(47.2)

Total Adjusted by Ownership		(116.3)	2,063.4	(386.6)		146.7	2,383.5	(47.2)

  [3]

1Non - consolidated amounts. 2 Net debt includes holding companies. 3 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of its debt as it is not consolidated according to IFRS standards. The deletions in net income mainly correspond to minority interests. 4 CTLLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	14
Argentina

5.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s first quarter 2013 results on Wednesday May 15, 2013 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time.

The hosts will be Mr. Leandro Montero, CFO of Edenor and Lida Wang, IR and Special Projects Associate. For those interested in participating, please dial 0800-444-2930 in Argentina, (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

You may find additional information on the Company at: www.pampaenergia.com/ri www.cnv.gob.ar

Ortiz de Ocampo 3302	Tel +54 (11) 4809-9500
Edificio 4	investor@pampaenergia.com
C1425DSR Buenos Aires	www.pampaenergia.com/ri	15
Argentina

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 13, 2012

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.